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+1 202 756 8161
October 14, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Katherine Wray
Staff Attorney

Re:	Merge Healthcare Incorporated Registration Statement on Form S-3 Filed September 14, 2010 SEC File No. 333-169371
Dear Ms. Wray:
On behalf of Merge Healthcare Incorporated (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated October 8, 2010 (the “Comment Letter”) relating to the Registration Statement on Form S-3, filed by the Company on September 14, 2010 (File No. 333-169371) (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. In addition to the responses below, the Company has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to address the Staff’s comments and is supplementally providing you with three copies of Amendment No. 1, which are marked to show changes against the initial filing.
Selling Stockholders, page 20
1. For all selling shareholders that are legal entities, you must identify in the registration statement the natural person or persons who exercise sole and/or shared voting or dispositive powers over the securities offered for resale by that shareholder. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by PEAK6 Performance Management LLC. Please revise to provide this information.

Ms. Katherine Wray
October 14, 2010

Response: The Company respectfully acknowledges the Staff’s comment, and has revised footnote 8 to the Selling Stockholders table on page 23 of Amendment No. 1 to identify the natural persons who may be deemed to beneficially hold the securities offered for resale by PEAK6 Performance Management LLC.
2. In addition, please tell us whether selling stockholder PEAK6 is an affiliate of OptionsHouse, LLC, or any other registered broker-dealer, If so, please revise the statement on page 20 that to your knowledge, none of the selling stockholders are affiliates of broker-dealers. Further, with respect to any selling stockholders that are affiliates of registered broker-dealers, disclose whether they acquired the securities to be resold in the ordinary course of business, and whether at the time of purchase they had any agreements, understandings or arrangements, directly or indirectly, with any other persons to dispose of the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.
Response: The Company respectfully acknowledges the Staff’s comment, and has revised the language appearing immediately prior to the Selling Stockholders table on page 22 of Amendment No. 1 to reflect that PEAK6 Performance Management LLC (i) is an affiliate of OptionsHouse, LLC and certain other registered broker-dealers, by virtue of their common ownership by PEAK6 Investments, L.P., (ii) acquired shares of the Company’s common stock being registered under the Registration Statement for investment rather than with a view to distribution and (iii) did not, at the time of their purchase, have any agreements, understandings or arrangements, directly or indirectly, with any other persons to dispose of the securities.
Incorporation of Documents by Reference, page 27
3. Please incorporate by reference all applicable reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of your most recent fiscal year, including all filed Current Reports on Form 8-K. Refer to Item 12 of Form S-3. In this regard, we note that you have not incorporated by reference your Forms 8- K filed on September 22, 23 and 30, 2010.
Please note that you are not required to file a pre-effective amendment solely to incorporate Exchange Act reports filed after the filing of the registration statement but prior to effectiveness, provided that you include a statement in the registration statement (in addition to the statement regarding incorporation after the date of the prospectus) to the effect that all filings pursuant to the Exchange Act after “the date of the initial registration statement and prior to effectiveness of the registration statement” shall be deemed to be incorporated by reference into the prospectus. We note your statement in the last bulleted point on page 29; however, please refer to the precise language set forth in our Securities Act Forms Compliance and Disclosure Interpretation 123.05 for guidance, and revise your filing accordingly.

Ms. Katherine Wray
October 14, 2010

Response: The Company respectfully acknowledges the Staff’s comment, and has revised the “Incorporation of Documents by Reference” section on pages 27 through 29 of Amendment No. 1 accordingly.
Exhibits, II-2
4. The legal opinion should not prohibit reliance on it by investors. In this regard, we note that the opinion states that it may not be relied upon by persons other than the company without counsel’s prior written consent, but it does not explicitly consent to reliance on the opinion by investors. Please file a revised legal opinion that does not inappropriately limit reliance by investors.
Response: The Company respectfully acknowledges the Staff’s comment, and has included a revised legality opinion as Exhibit 5 to Amendment No. 1.
The Company hereby further acknowledges that:
• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
• staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
• the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
*      *      *

Ms. Katherine Wray
October 14, 2010

     If you have any questions with respect to the foregoing, please contact Thomas P. Conaghan at (202) 756-8161.
Very truly yours,

/s/ Thomas P. Conaghan Thomas P. Conaghan

cc:	Justin C. Dearborn, Chief Executive Officer Steven M. Oreskovich, Chief Financial Officer Ann G. Mayberry-French, General Counsel and Secretary